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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

14048646

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2014 WASH DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC POINT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella, Suite 275
(No. and Street)

Anaheim (City) California (State) 92806-6047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerome V. Duhovic 714 712-3434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

1920 Main Street, Suite 950 (Address) Irvine (City) California (State) 92614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerome V. Duhovic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Point Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE J. WRIGHT
Commission # 2049600
Notary Public - California
Orange County
My Comm. Expires Nov 21, 2017

Signature

Chairman, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM

ACCOUNTANTS ▲ ADVISORS

PACIFIC POINT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a public document.

PACIFIC POINT SECURITIES, LLC

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Members
Pacific Point Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Point Securities, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 1920 Main Street ▪ Suite 950 ▪ Irvine, California 92614 ▪ **Phone** 949.236.5600 ▪ **Fax** 949.236.5601 ▪ **www.marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pacific Point Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Irvine, CA
February 21, 2014

PACIFIC POINT SECURITIES, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

ASSETS		
Cash	$	8,723
Deposits		5,233
Prepaid expenses and other assets		4,061
TOTAL ASSETS	$	18,017

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES - Note 3		
MEMBERS' EQUITY		18,017
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	18,017

The accompanying notes are an integral part of this financial statement.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2013

THE COMPANY

Pacific Point Securities, LLC, "the Company", is a managing broker-dealer of private placement of securities in oil and gas, real estate, debt and other direct participation programs. The Company was formed in the State of Nevada on April 7, 2009. The Company's home office is located in Anaheim, California.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and the cash basis method for income tax return preparation.

Income taxes - A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the individual income tax returns of its members based upon their percentage of ownership. Consequently, only the $800 minimum franchise tax for the State of California has been recorded as a current income tax provision. The Company's tax returns remain open for federal examination for three years from the date of filing and four years for the State of California. The Company is not currently under examination by any taxing authority, nor has it been notified of pending examination. The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740. Based on management's evaluation, the Company has no uncertain tax positions at December 31, 2013 that would require recognition in the financial statements.. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. No interest or penalties have been accrued or charged to expense as of and for the year ended December 31, 2013.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PACIFIC POINT SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2013

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2013, the Company had net capital of $8,723 which was $3,723 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an administrative services agreement with an affiliate to provide the Company with accounting and other administrative services. The terms of this agreement call for a monthly service fee of $500 to be paid. For the year ended December 31, 2013, $6,000 has been recorded in connection with this agreement.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2014, the date which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the company as of that date.

Subsequent to year-end, the members contributed $20,000 into the Company to fund operations for 2014 and to maintain its required net capital.